Question 77C.


Optimum International Fund held a special shareholder's meeting on August 31, 2004 to approve a Sub-Advisory Agreement between
Delaware Management Company and
Delaware International Advisers Ltd. There were 3,647,511 votes for the measure and 10,960 votes against.